FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                          For the month of August 2003

                               ABBEY NATIONAL plc
                 (Translation of registrant's name into English)

                            Abbey House, Baker Street
                            London NW1 6XL, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X.... Form 40-F........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes....... No...X....

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Abbey National plc


2. Name of shareholder having a major interest

Cater Allen International Limited


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 above


5. Number of shares / amount of stock acquired

8,976,000


6. Percentage of issued class

0.63%


7. Number of shares / amount of stock disposed

Not applicable


8. Percentage of issued class

Not applicable


9. Class of security

Ordinary Shares of 10p each


10. Date of transaction

21 August 2003


11. Date company informed

22 August 2003


12. Total holding following this notification

49,904,247


13. Total percentage holding of issued class following this notification

3.42%


14. Any additional information

The Company has been notified that Cater Allen International Limited has taken a total 3.42% interest in the ordinary shares of the Company in the normal course of its securities borrowing and lending business.


15. Name of contact and telephone number for queries

Helen McKenzie  0141 275 9786


16. Name and signature of authorised company official responsible for making this notification

Helen McKenzie


Date of notification

26 August 2003     (Bank Holiday 25.8.03)


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ABBEY NATIONAL plc


Date: 28 August 2003                        By /s/ Helen McKenzie,
                                               -------------------------------
                                               Helen McKenzie,
                                               Abbey National Secretariat